3/11/03

SEC 03012158 COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50358

Ad 43063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRST FINANCIAL BROKERAGE SERVICES, INC.

(No. and Street)

Harrison (City) AR (State) 72602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CATHIE King Office Mgr. 870-741-1550 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porterfield & Company

(Name – *if individual, state last, first, middle name*)

702 N. Main (Address) Harrison (City) AR (State) 72601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 26 2003 ... 05 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Tommy L. Ruff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST FINANCIAL BROKERAGE SERVICES, INC., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

"NOTARY SEAL"
Cathie King, Notary Public
Boone County, State of Arkansas
My Commission Expires 2-11-10

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ard 43663

Audited Financial Statements

FIRST FINANCIAL BROKERAGE SERVICES, INC.
Harrison, Arkansas
December 31, 2002

FIRST FINANCIAL BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

PORTERFIELD & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.A.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
First Financial Brokerage Services, Inc.
Harrison, Arkansas

We have audited the accompanying statement of financial position of **First Financial Brokerage Services, Inc.** as of December 31, 2002 and the related statements of income and comprehensive income, changes in stockholder's equity, changes in subordinated liabilities, and cash flows for the period then ended. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Financial Brokerage Services, Inc.**, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Revenues, Computation of Net Capital under Rule 15c3-1 and Reconciliation of Computation of Net Capital under Rule 15c3-1 on Schedules 1, 2 and 3 are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Porterfield & Company

Porterfield & Company
Certified Public Accountants, P.A.

Harrison, Arkansas
February 20, 2003

702 NORTH MAIN • SUITE D • HARRISON, AR 72601
PHONE: (870) 741-3135 • FAX: (870) 741-9064

FIRST FINANCIAL BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2002

Assets

Current Assets	
Cash and Cash Equivalents	$ 350
Prepaid Expenses	3,500
Total Current Assets	3,850
Property, Furniture and Equipment	
Office Equipment	3,550
Less: Accumulated Depreciation	(3,550)
Total Property, Furniture and Equipment	0
Other Assets	
Purchase of Client Base	8,500
Setup Costs	4,712
Accumulated Amortization	(13,212)
Restricted Cash	10,420
Total Other Assets	10,420
Total Assets	$ 14,270

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts Payable	$ 0
Liabilities Subordinated to the Claims of General Creditors	
Stockholder's Equity	
Common stock (1,000 shares of no par value authorized; 100 shares issued and outstanding	30,000
Accumulated Deficit	(15,730)
Accumulated Other Comprehensive Income	0
Total Stockholder's Equity	14,270
Total Liabilities and Stockholder's Equity	$ 14,270

See Notes To Financial Statements

FIRST FINANCIAL BROKERAGE SERVICES, INC.
STATEMENT OF INCOME AND COMPARATIVE INCOME
DECEMBER 31, 2002

Revenue	
Commission Income	$ 178,162
Total Revenue	178,162
Expenses	
Salaries and Other Costs Paid To Stockholder	84,308
Fees Paid to Related Companies	10,750
Commissions Paid	64,999
Regulatory Fees and Expenses	3,668
Depreciation and Amortization	2,547
Rent	1,815
Other Expenses	12,932
Total Expenses	181,019
Net Loss	(2,857)
Other Comprehensive Income	0
Comprehensive Income/(Loss)	$ (2,857)

See Notes to Financial Statements

FIRST FINANCIAL BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2002

	Common Stock And Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income
Stockholder's Equity, Beginning of year	$ 30,000	$ (12,873)	$ 0
Contribution of Capital	0	0	0
Current Year Net Loss	0	(2,857)	0
Stockholder's Equity, End of year	$ 30,000	$ (15,730)	$ 0

See Notes to Financial Statements

FIRST FINANCIAL BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
DECEMBER 31, 2002

Liabilities Subordinated to Claims of General Creditors, Beginning of year	$ 0
Increases	0
Decreases	0
Liabilities Subordinated to Claims of General Creditors, End of year	$ 0

See Notes to Financial Statements

FIRST FINANCIAL BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (2,857)
Adjustments to reconcile net earnings to net cash provided by operating activities	
Amortization	2,547
Decrease in accounts receivable	300
Increase in other assets	(420)
Decrease in accounts payable	(357)
Net cash used in operating activities	(787)
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	0
NET DECREASE IN CASH	(787)
CASH, Beginning of year	1,137
CASH, End of year	$ 350

See Notes to Financial Statements

FIRST FINANCIAL BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies of First Financial Brokerage Services, Inc. (the Company) are presented to assist in understanding the Company's Financial Statements. The Financial Statements and Notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Business Activities

The Company is an Arkansas Corporation formed on June 12, 1997. The Company earns revenues primarily from commissions on the sale of securities, mutual funds and insurance products.

Basis of Accounting

The Company uses the accrual method of accounting. Under this method, revenues are recognized when earned and expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company currently holds no such investments.

Property, Furniture and Equipment

Fixed assets are recorded at their original cost. The costs of these assets are allocated over their estimated useful lives using the straight-line method of depreciation for three to five years. The major class of fixed assets at December 31, 2002 consists of the following:

	Cost	Accumulated Depreciation
Office Equipment	$ 3,550	$ (3,550)

The Company's fixed assets are fully depreciated and accordingly, there is no depreciation expense for the year ended December 31, 2002.

Advertising

The Company expenses advertising as incurred. Advertising expense was $1,409 for the year ended December 31, 2002.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his respective share of the Company's net income in his individual tax return.

NOTE 2 - RELATED PARTY TRANSACTIONS

The following transactions occurred between the Company and other affiliated companies:

The Company rents facilities from First Financial Advisors, Inc., a company related by common ownership. The Company paid $1,815 to First Financial Advisors, Inc. for rent during the year ended December 31, 2002.

The Company paid $84,308 to its sole stockholder as compensation for services during the current year.

The Company paid $9,250 in fees for services to First Financial Advisors, Inc., during the year and $1,500 to First Financial Solutions, Inc., a company also related by common ownership.

NOTE 3 - PREPAID EXPENSES

Prepaid expenses consist primarily of license fees and National Association of Securities Dealers membership paid in 2002 for the 2003 operating period.

NOTE 4 - OTHER ASSETS

The Company paid $8,500 to Financial Services Corporation for the rights to certain client accounts. The fee is being amortized over a 60-month period. Amortization expense related to this fee totaled $1,682 for the year ending December 31, 2002. As of December 31, 2002, this fee was fully amortized.

Organization costs of $4,712 were capitalized in relation to formation of the Company and are being amortized over a 60-month period. Amortization expense related to these costs totaled $865 for the year ending December 31, 2002. As of December 31, 2002, organization costs were fully amortized.

NOTE 5 - RESTRICTED CASH

Restricted cash consists of a required clearing deposit with SWS Securities, Inc. under the terms of a fully disclosed clearing agreement. Such monies are returnable to the Company within 30 days of termination of the agreement.

PORTERFIELD & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.A.

To The Board of Directors of
First Financial Brokerage Services, Inc.
Harrison, Arkansas

In planning and performing our audit of the consolidated financial statements and supplemental schedules of **First Financial Brokerage Services, Inc.** (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

702 NORTH MAIN • SUITE D • HARRISON, AR 72601
PHONE: (870) 741-3135 • FAX: (870) 741-9064

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porterfield & Company

Porterfield and Company
Certified Public Accountants, P.A.

Harrison, Arkansas
February 20, 2003

FIRST FINANCIAL BROKERAGE SERVICES, INC.
SCHEDULE OF REVENUES
DECEMBER 31, 2002

Revenues

Commissions on Listed equity securities executed on an exchange	$ 0
Commissions on listed option transactions	0
Commissions on all other securities	178,162
Total Revenues	$ 178,162

See Independent Auditors' Report

FIRST FINANCIAL BROKERAGE SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2002

Total Stockholder's Equity	$ 14,270
Deduct:	
Stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	14,270
Add:	
Allowable subordinated liabilities	0
Other deductions or credits	0
Total capital and allowable subordinated liabilities	$ 14,270
Deductions and/or charges:	
Non-allowable assets	(0)
Net capital before haircuts	14,270
Haircuts on securities:	0
Net Capital	14,270
Minimum Net Capital Required	5,000
Excess Net Capital	$ 9,270
Total Aggregate Indebtedness from Statement of Financial Condition	$ 0
Ratio of Aggregate Indebtedness to Net Capital	0%

See Independent Auditors' Report

FIRST FINANCIAL BROKERAGE SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1
DECEMBER 31, 2002

Total stockholder's equity per Part IIA filing for December 31, 2002	$ 14,270
Add:	0
Deduct:	0
Total stockholder's equity per Schedule 2	$ 14,270
Difference in net income:	
Net income per original filing	$ (1,904)
Depreciation and amortization	(2,547)
Prepaid Expenses	3,500
Net loss per Exhibit B	$ (2,857)
Non-allowable assets per Part IIA Filing for December 31, 2002	$ 0
Capitalization of fixed and other assets - 1997	16,712
Depreciation and amortization - 1997-2002	(16,712)
Non-allowable assets per Schedule 2	$ 0
Net capital per Part IIA filing for December 31, 2002	$ 14,270
Add:	0
Deduct:	0
Net capital per Schedule 2	$ 14,270

See Independent Auditors' Report